NEWS RELEASE

October 16, 2008

Trading Symbols: AMM: TSX, AAU: AMEX

www.almadenminerals.com

Update of Mexican Exploration Activities

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report on its ongoing exploration activities in Mexico where field crews of Almaden and its partners have been working on multiple projects this year. To date in 2008 three of Almaden’s Mexican projects have been drilled as part of programs entirely funded by operating partners for a total of roughly 11,500 meters in 45 holes. Almaden anticipates further drilling will be completed on several projects later in 2008 when weather permits activities to resume after the rainy season. Almaden’s Chairman J.D. Poliquin commented, “We have had a large amount of work completed by our partners so far this year including considerable drilling. We have also been advancing several exciting new properties along for future joint venture and development. We anticipate and look forward to reporting on a busy winter 2008/2009 field season in Mexico.”

A summary of the work completed in the year to date follows.

Bufa Project

Lincoln Gold Corp. (“Lincoln”) has an option to earn a 60% interest from Almaden in this project. A program of diamond drilling was operated by Lincoln in 2008 consisting of 12 holes totalling 4,500 meters. Highlights from this program, which included 2.5 meters of 4.12 g/t gold and 281 g/t silver in LBDDH-001 and 1.5 meters of 10.7 g/t gold and 516 g/t silver in LBDDH-003, were reported in an Almaden news release of July 10th, 2008. Lincoln has informed Almaden that work is scheduled to recommence at the Bufa project as soon as the weather permits. Quality control and assurance protocols were employed in the program including the insertion of standards, blanks and duplicates in the sample stream. Samples were analysed at ALS Chemex labs for multiple-element analyses and gold-silver assays in accordance with mineral industry practices.

Caldera Project

The Caldera project is a 100% Almaden owned project acquired in late 2007 through staking. In the spring of 2008 Almaden conducted a program of mapping, rock, soil and stream sediment sampling and test IP geophysics on the more than 60,000 hectare property which covers several areas of hydrothermal alteration. Alteration mapping has confirmed the presence of acid-sulphate alteration including zones of massive to vuggy silica, quartz-alunite and kaolinite over an 8 by 2 kilometre area. Stream sediment sampling has returned values from below detection to 90 ppb gold. Additional staking has been carried out to cover anomalous areas that were not within the original block staked. Rock samples taken to date in areas of acid sulphate alteration have returned values from below detection to 40 ppb gold and 0.6% molybdenum. High values of arsenic and mercury were also returned in this sampling program. Almaden’s management believes that the Caldera project represents a well preserved high sulphidation system and work is planned to advance the project this winter 2008/2009 field season with further sampling and prospecting to define drill targets.

Campanario Project

The 100% owned Campanario project is located in Oaxaca State and was acquired through staking by Almaden. The project covers a large area of brecciation interpreted to be hydrothermal in origin. Fragments in the breccia are heterolithic and include variably altered clasts and vein material. Feldspar phenocrysts of many of the fragments are adularised and the breccia is crosscut by several episodes of quartz-sulphide veining. A part of the breccia system, which forms a conical ridge, may represent a diatreme-type body. In this area past sampling by Almaden has returned significant gold grades including 18 rock-chip samples of subcrop and float that ranged from 0.007 to 3.59 g/t gold and averaged 0.41 g/t gold. A preliminary four line soil sampling program was carried out on 100 meter spaced lines with samples taken every 25 meters. The samples returned gold values from 10 to 525 ppb gold, averaging 65 ppb gold. Almaden plans a work program on the Campanario project consisting of mapping and sampling this autumn.

Caballo Blanco Project

Canadian Gold Hunter (“CGH”) has an option to earn a 70% interest in the Caballo Blanco project from Almaden and since December 2007 operated a diamond drill program consisting of 5,931 meters of drilling. CGH is the operator on the project. CGH reported (see Almaden news release of September 23rd, 2008) that the Cerro la Paila area gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on many sections the drill holes were abandoned in mineralized silica breccia and the depth extent of the mineralization is not known. The best hole drilled at Cerro la Paila is 08CBN-004, which intersected 94.5 metres grading 2.09 g/t gold. The next phase of drilling at Cerro la Paila, which is scheduled to start in early November, 2008, will be completed using larger drill rigs that are capable of drilling deeper holes.

In a separate area of the property, the Central Grid zone, 2,467 metres were drilled in nine holes to test two targets, Pedrero and Porvenir, which are gold-rich porphyry copper targets defined by coincident magnetic, I.P. and geochemical anomalies. The highlight of the drilling at Pedrero was 41.15 meters of 0.42 g/t Au and 0.27% Cu to the end of the hole which was abandoned due to poor drilling conditions. This drilling was the first to have been conducted at the Pedrero area which is located three kilometres from known porphyry occurrence Porvenir. The drilling confirmed copper and gold values in a very large sulphide system as defined by I.P. surveys. Broad intervals of copper-gold mineralization are associated with intensely altered monzodiorite intrusions. Additional targets within the Central Grid will be drill tested in the next phase of drilling which is anticipated to commence in November, 2008. Appropriate quality control and quality assurance protocols were utilized in the program operated by CGH. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples were analysed at ALS Chemex Laboratories in North Vancouver and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

Cerro Colorado Project

The 100% owned Cerro Colorado project is located in Oaxaca State and covers an area of hydrothermal alteration and mineralisation typical of a high sulphidation precious metal system including vuggy silica and argillic alteration. In addition zones of quartz veining have been identified. In these areas past soil sampling and IP geophysics conducted by Almaden have returned significant silver and gold in soil coincident with areas of elevated resistivity and chargeability. Almaden intends to better define these areas for a future diamond drilling project with detailed mapping and sampling in the winter of 2008/2009.

Fuego Project

The 100% Almaden owned Fuego project was drilled by a past partner in 2006. This drill program returned important gold and silver values in a newly identified epithermal vein system (see Almaden news release of June 13, 2008). Drill intersections included 0.39 meters of 4.26 g/t gold and 100 g/t silver and 2.66 meters of 1.1 g/t gold and 68.5 g/t silver. Almaden plans a mapping and sampling program for the winter field season to better define targets for future drilling. Assays reported from this drill program were analysed at ALS Chemex Laboratories of North Vancouver using industry standard fire assay and ICP methodologies. A quality control program was employed which consisted of the insertion of blanks, standards and field duplicates into the sample stream.

Matehuapil Project

Apex Silver Mines Ltd. (“Apex Silver”) has an option to acquire a 60% interest in the Matehuapil project from Almaden which holds a 100% interest in the project subject to a NSR royalty payable to the Mexican government. Apex Silver has informed Almaden that it has conducted surface work on the property. Almaden will receive of technical data from Apex Silver resulting from their work programs of 2008 in an annual report. Almaden will report on these results when a report is received.

Realito Project

This 100% Almaden owned project is located in Sonora State, Mexico. Claims staked by Almaden cover an area of hill forming an intensely argillic altered and silicified volcanic and intrusive rocks interpreted by to represent a porphyry copper lithocap. Historic reports indicate that streams draining the area were exploited for alluvial gold. A work program including rock chip sampling, alteration mapping and stream sediment sampling is planned for the winter 2008/2009 field season.

San Carlos Project

The 100% Almaden owned San Carlos Project is located in northern Mexico about three hours south of Monterrey City in Tamaulipas State. Almaden has had two past partners explore this project. The results of this work have defined a large intrusion hosted copper-gold porphyry system associated with peripheral skarns developed in carbonate rocks. In July and August of 2008 Almaden completed a grid based soil sampling, ground magnetics and IP geophysical program. This work has outlined a new area of anomalous geophysical responses and copper, gold and molybdenum in soil geochemistry now named the Lupe zone which has been traced for over 1 kilometre along strike. Within the Lupe zone gold in soil samples range from 0.0055 to 0.64 g/t gold (averaging 0.068 g/t gold), 79.3 ppm to 15,221 ppm (1.5%) copper (averaging 1,095 ppm copper), 0.1 to 7.6 ppm silver (averaging 1.1 ppm silver) and 0.6 to 73.3 ppm molybdenum (averaging 6.5 ppm molybdenum). The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. The anomaly is at least 200 meters wide, spanning across five two hundred meter lines surveyed with IP geophysics. On one line eight consecutive 50 meter spaced soil samples over 400 meters ranged from 621 ppm to 3690 ppm copper (3.7% copper) and averaged 1331 ppm copper (0.13% copper). These same samples ranged from 19.6 ppb to 100 ppb gold, averaging 56 ppb gold. In 2003 a past partner drilled three holes located peripheral to this target area but the target itself has never been drill tested. Results from the past drilling included 245.27 meters of 0.04% Cu and 0.008% Mo, and 12 meters of 0.11% Cu in a separate hole. Assays reported from this drill program were analysed at Acme Analytical Laboratories of Vancouver using industry standard fire assay and ICP methodologies.

Terrerillos Project

The 100% Almaden owned Terrerillos Project located in Puebla State covers an area of high level epithermal alteration identified and acquired by staking during Almaden’s ongoing regional exploration program. In 2008 a stream sediment survey was completed over the project. This work returned highly anomalous Hg, As, Sb values as well as weakly anomalous gold and silver. Almaden believes that these results are consistent with a high level epithermal environment and plans follow-up prospecting for the winter season of 2008/2009.

Tuligtic Project

The 100% owned Tuligtic project covers an area of alteration and mineralisation typical of both a porphyry copper-gold and epithermal gold-silver system. In 2008 Almaden completed a program of IP and ground magnetics geophysical survey, grid based soil sampling, mapping and rock chip sampling. This work has identified a large chargeability and magnetic high anomaly associated with elevated copper, molybdenum and gold in soil. The anomaly is spatially associated with a zone of intense sericite-quartz-pyrite alteration and stockwork veining within which earlier biotite alteration has been observed preserved along with copper minerals including chalcopyrite as well as weathering derived malachite. The alteration identified is interpreted to represent a quartz-sericite-pyrite cap to a large porphyry copper-gold system. The IP geophysics and soils have defined the target for drilling however additional and more detailed mapping and sampling program is planned for the autumn of 2008 to help optimize these drillhole locations.

Viky Project

In September Apex Silver Mines Ltd. (“Apex Silver”) notified Almaden that it has terminated its option to acquire a 60% interest in Almaden’s wholly owned Viky silver-lead-zinc project located in western Coahuila State, Mexico. In 2008 Apex Silver h completed a roughly 2,500 meter drill program on the project. Almaden has recently received technical information from Apex Silver regarding the results of this work, which is currently under review. Almaden will report results from this program in the near future once these results have been compiled with previous data gathered by Almaden.

Yago Project

Consolidated Spire Venture Ltd. (“Spire”) holds an option to acquire a 60% interest in Almaden’s 100% owned Yago project, Mexico. The Yago project covers an area of low sulphidation epithermal gold-silver bearing veins. The project is located in Nayarit State roughly 60 kilometers north of Tepic City. In 2007 Spire conducted a trenching and limited drilling campaign that was shortened by the onset of the rainy season. Spire is required to make expenditures in 2008 and Almaden anticipates that this will include drilling on several exciting vein targets identified in Spire’s last work program.

Morgan J. Poliquin, P. Eng., the President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. With respect to work carried out by Almaden’s partners, readers are referred to the relevant past Almaden news releases to see detailed quality control information employed by the respective operating partner company.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects in Mexico, Canada and the United States through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.